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SEC FILE NUMBER
8-48744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING <u>01/01/25</u> AND ENDING <u>12/31/25</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Citizens Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Citizens Bank Way
Johnston, RI 02919

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kevin J. Carvalho 1-800-942-8300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
115 Federal Street, Winthrop Center Floors 12-15
Boston, Massachusetts 02110
PCAOB Registration Date and Number: 10/20/03   #34

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii).

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

OATH OR AFFIRMATION

I, **Kevin J. Carvalho**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Citizens Securities, Inc. as of and for the year ended December 31, 2025, are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chief Financial Officer and FINOP
_____
Title

This filing** contains (check all applicable boxes):
- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

CITIZENS SECURITIES, INC.

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2025 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
115 Federal Street
Boston, MA 02110
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Citizens Securities, Inc.
Johnston, Rhode Island

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citizens Securities, Inc., (the "Company"), a wholly-owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules h, j, and m (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 23, 2026
We have served as the Company's auditor since 2000.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(IN THOUSANDS, EXCEPT SHARE FIGURES)

ASSETS

Cash, cash equivalents and restricted cash	$	63,288
Deferred commissions		6,362
Commissions receivable		4,652
Fees receivable		3,217
Deferred taxes, net		3,069
Accounts receivable		1,450
Premises and equipment - net of accumulated depreciation of $904		978
Operating lease right-of-use asset		757
Prepaid and other assets		1,783
TOTAL ASSETS	$	**85,556**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued incentive compensation	$	26,672
Operating lease liability		831
Accrued expenses and other liabilities		5,922
TOTAL LIABILITIES		**33,425**

STOCKHOLDER'S EQUITY:

Common stock, $0.01 par value - authorized, 8,000 shares; 100 shares issued and outstanding		—
Additional paid-in capital		32,689
Retained earnings		19,442
TOTAL STOCKHOLDER'S EQUITY		**52,131**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**85,556**

See accompanying notes to financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025
(IN THOUSANDS)

REVENUES:		
Investment management fees	$	127,050
Commissions		113,825
Revenue sharing fees		5,698
Customer account fees		1,845
Total revenue from contracts		248,418
Interest and dividend income		2,450
Other revenue (includes $18,765 from affiliates)		19,356
TOTAL REVENUES		270,224
EXPENSES:		
Employee compensation and benefits (includes $8,170 to affiliate)		163,817
Services and management fees to Parent, net		46,970
Clearing and investment management advisory fees		22,157
Occupancy and equipment (includes $3,981 to affiliate)		16,729
Marketing and promotional campaigns		3,040
Regulatory costs		2,948
Legal and audit		1,609
Business and travel		851
Outside services		695
Other expenses		1,806
TOTAL EXPENSES		260,622
INCOME BEFORE TAXES		9,602
INCOME TAX EXPENSE		2,866
NET INCOME	$	6,736

See accompanying notes to financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025
(IN THOUSANDS, EXCEPT SHARE FIGURES)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Dollars			
BALANCE - January 1, 2025	100	$—	$17,689	$12,706	$30,395
Parent capital contribution	—	—	15,000	—	15,000
Net income	—	—	—	6,736	6,736
BALANCE - December 31, 2025	100	$—	$32,689	$19,442	$52,131

See accompanying notes to financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025
(IN THOUSANDS)

OPERATING ACTIVITIES:	
Net income	$ 6,736
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred commissions	11,522
Share-based compensation	5,762
Annual production deferred bonus plan	2,992
Depreciation and amortization	224
Amortization of employee loan advances	72
Amortization of operating leases	200
Deferred taxes, net	(710)
(Increase) decrease in operating assets:	
Deferred commissions	(13,079)
Accounts receivable	(1,450)
Commissions receivable	(534)
Fees receivable	(56)
Prepaid and other assets	489
Increase (decrease) in operating liabilities:	
Accrued incentive compensation	(3,912)
Due to affiliates	(8,254)
Accrued expenses and other liabilities	(174)
Net change due to operating activities	(172)
INVESTING ACTIVITIES:	
Disposals/Transfers of fixed assets	1,771
Capital expenditures	(16)
Net change due to investing activities	1,755
FINANCING ACTIVITIES:	
Parent capital contribution	15,000
Tax activities associated with share-based compensation	(105)
Net change due to financing activities	14,895
Net change in cash, cash equivalents and restricted cash	16,478
Cash, cash equivalents and restricted cash at beginning of year	46,810
Cash, cash equivalents and restricted cash at end of year	$ 63,288
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Cash paid during the year for federal income taxes (including $633 to affiliates)	$ 633
Cash paid during the year for state income taxes (including $311 to affiliates)	$ 135
Derecognition of operating lease right-of-use asset due to transfer	$ 1,965
Derecognition of operating lease liability due to transfer	$ (2,065)

See accompanying notes to financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

1. NATURE OF OPERATIONS

Citizens Securities, Inc. (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company commenced operations on January 19, 1996 and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services. The Company is registered with FINRA as an introducing broker-dealer and does not hold customer funds or securities. The Company is a wholly-owned subsidiary of Citizens Bank, National Association (the "Parent"), which is a wholly-owned subsidiary of Citizens Financial Group, Inc. ("CFG").

The Company introduces the majority of brokerage transactions for clearance and execution services to National Financial Services Corporation ("NFSC"), an unrelated third party, on a fully-disclosed basis and introduces securities transactions such as annuities and insurance, with product providers, on a direct basis.

The Company's customer base is concentrated in the United States and revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

For the purpose of reporting cash flows, balances include cash and money market investment accounts with an original maturity of less than 90 days and are highly liquid. At December 31, 2025, cash equivalents included $59,763 of money market mutual funds and $3,425 in cash held at NFSC. Restricted cash represents the cash account balance that is required to be maintained at NFSC, based on clearing services agreements. As of December 31, 2025, $100 was held at NFSC.

Employee Loan Advances

To recruit and retain financial advisors, the Company, from time to time, offers employee advances to financial advisors who meet specific criteria. Loan advances paid to financial advisors are charged to employee compensation and benefits on a straight-line basis over a five to seven-year period, which represents the period of loan forgiveness. If a financial advisor leaves the employment of the Company before the end of the term of the note, the remaining balance of the advance would be repayable to the Company. The Company maintains a reserve for loan advances made to financial advisors. As of December 31, 2025, the net book value of employee loan advances were $149 and loss reserves were $40, which are included in prepaid and other assets on the Statement of Financial Condition. Any additional provisions for reserves for inactive employees are assessed quarterly and recognized in employee compensation and benefits in the Statement of Operations. Refer to Note 4 for further details.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

are recorded at cost. The cost of major additions, improvements and betterments is capitalized. Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Refer to Note 6 for further details.

Leases

The Company determines if an arrangement is a lease at inception. At commencement, the Company recognizes a right-of-use asset and a corresponding lease liability based on the present value of the lease payments over the non-cancelable lease term. A right-of-use asset represents the value of the Company's contractual right to use an underlying leased asset and a lease liability represents the Company's contractual obligation to make payments on the same underlying leased asset. As the Company's lease does not specify an implicit rate, the Company uses the incremental borrowing rate based on information available at the lease commencement date to determine the present value of the lease payments.

In its normal course of business, the Company may lease equipment and office space. Lease terms predominantly range from one year to ten years and may include options to extend the lease, terminate the lease, or purchase the underlying asset at the end of the lease. Certain lease agreements may include rental payments based on an index or are adjusted periodically for inflation. When the Company has lease agreements that contain lease and non-lease components, these components are accounted for as a single lease component. Leases with an initial term of 12 months or less are recognized in occupancy expense in the Statement of Operations on a straight-line basis over the remaining lease term. Refer to Note 7 for further details.

The Company evaluates right-of-use assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

Revenue Sources and Recognition

The Company generates commission revenues by providing transactional-based securities and brokerage services to domestic customers and earns fee-based revenues on customers' assets under management.

The Company primarily clears securities transactions through its clearing broker, NFSC, on a fully disclosed basis. NFSC records customers' securities transactions on a settlement date basis, which is generally two business days after trade date. Therefore, the Company is exposed to off-balance sheet risk of loss on such transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Revenues are impacted by certain factors such as product type, commission rates, sales volume, investment markets and customer cancellations.

The Company recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the Company satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time. Judgments are made in the recognition of income including the timing of satisfaction of performance obligations and determination of the transaction price.

A description of the components of revenue from contracts with customers is presented below:

- *Commissions* - Commissions revenue represents commissions received from sales of mutual funds, annuities, traditional life insurance products, unit investment trusts, market-linked certificate of deposits, structured notes and other brokerage-related transactions. Revenue is recognized on a trade date basis and when the risk of reversal due to the customer exercising a right of cancellation is remote.

  The Company earns commissions on asset-based fees such as 12b-1 fees, annuity and insurance trails and renewals based on investment balances in future periods and are recognized at a point in time when the asset balance is known, or the renewal occurs. For the period ended December 31, 2025, the Company recognized 12b-1 fees and trail commissions of $15,685 related to services provided in previous reporting periods.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

- *Investment Management Fees* - The Company receives investment management advisory fees based on the value of assets under management and recognizes them over the period (typically monthly) in which the related service is provided based on prior period asset balances.

- *Revenue Sharing Fees* - The Company receives fees from investment product sponsors for marketing allowances and revenue sharing arrangements directly related to customer sales and assets under administration for mutual funds and annuities. These fees are recognized at a point in time, when the asset balance is known, and the fees are reasonably estimable.

- *Customer Account Fees* - The Company recognizes customer account fees, on a monthly basis, as services are provided.

Deferred Commissions

For certain investment management advisory fees that are received over a period of time, as opposed to immediately upon sale, the Company will pay its financial advisors an amount that represents an estimate of such fees to be earned over the initial twelve months of the contract. Such payments are recorded as an asset on the Statement of Financial Condition and are amortized over the respective period. Payouts to the financial advisors for the remaining terms of such income are paid out on the same basis as the related income is received. These investment management advisory compensation deferrals and amortization are recognized in the Statement of Operations within employee compensation and benefits. Refer to Note 5 for further details.

Fair Value

Certain assets and liabilities are measured at fair value on the Company's Statement of Financial Condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in the valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1* - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

- *Level 2* - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument.

- *Level 3* - Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 12 for further details.

Incentive Compensation

The Company maintains two incentive compensation plans for which it provides compensation to its financial advisors. The two plans are as follows:

- The annual production deferred bonus plans are comprised of a combination of cash and restricted stock units which are calculated based on current year commission sales and typically expensed on a straight-line basis over the requisite service period. A restricted stock unit is the right to receive shares of CFG stock on a future date. Awards that continue to vest after retirement are expensed over the period of time from the grant date to the final vesting date or from the grant date to the date when an employee is retirement eligible, whichever is shorter. Awards granted to employees who are retirement eligible at the grant date are generally expensed immediately. If a financial advisor terminates employment with the Company, the entire amount of the compensation accrued for under the plan is forfeited.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

- The incentive compensation plan reflects the accrual and payment of commissions based on the sale of investment products through the Company. Commissions under this plan are paid out on a monthly, quarterly and annual basis, depending on when they are earned.

In addition, the Company maintains an annual bonus plan which involves the award of cash and restricted stock units from CFG to certain executives of the Company, which may be subject to time-based vesting conditions. Time-based restricted stock units granted generally become vested ratably over a three-year period.

The Company measures compensation expense related to restricted stock units based upon the fair value of the awards on the grant date, adjusted for forfeitures as they occur. Compensation expense is accrued on a straight-line basis over the requisite service period (i.e., vesting period) of the award. Refer to Note 9 for further details.

Accounting Pronouncements Adopted in 2025

Pronouncement	Summary of Guidance	Effects on Financial Statements
Improvements to Income Tax Disclosures *Issued December 2023*	• Requires a tabular income tax rate reconciliation that includes specific categories and other significant categories, disaggregated by nature, that exceed 5% of income tax expense at the statutory rate • Requires disclosure of income taxes paid, net of refunds received, disaggregated by federal, state and foreign taxes, and further disaggregated by individual jurisdictions that exceed 5% of total income taxes paid, net of refunds received • Requires disclosure of pre-tax income disaggregated between domestic and foreign, and income tax expense disaggregated by federal, state, and foreign	• The Company adopted the new standard on January 1, 2025 • Required disclosures for income taxes are included in Note 11

3. **RELATED PARTY TRANSACTIONS**

The Company maintains a sweep account with its Parent, which is linked to the Company's main operating cash account. As of December 31, 2025, the account balance was $6,266.

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage, insurance and investment advisory services to customers at bank branches of the Parent. In March 2025, the Parent contributed $15,000 in additional capital to support ongoing business activities of the Company.

The Company and the Parent entered into an affiliate agreement that provides for the Company to be compensated, by the Parent, for deposit sharing services, generating revenue of $18,715 during the year ended December 31, 2025. In addition, the Company entered into an affiliate agreement to provide client account and documentation review services, which generated revenue of $50 for the year ended December 31, 2025. This revenue is included in other revenue within the Statement of Operations.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of bank personnel servicing the Company, facilities, communication and data line expenses, data center and technology, risk and audit, tax and general overhead. Included in the Statement of Operations were $46,970 of Parent service costs included in services and management fee to Parent, net, $8,170 of employee incentives included in employee compensation and benefits, and $3,981 of rental charges included in occupancy and equipment for the year ended December 31, 2025.

4. EMPLOYEE LOAN ADVANCES

The following table is a roll forward of active employee loan advances through December 31, 2025:

| | Active Employee Loans | |
	Gross Loans	Accumulated Amortization
Balance as of December 31, 2024	$ 392	$ (229)
Employee loan amortization	—	(72)
Employee loan reversals	(100)	100
Balance as of December 31, 2025	$ 292	$ (201)

Employee loan amortization is included as a component of employee compensation and benefits expense in the Statement of Operations.

The following table is a roll forward of inactive employee loan advances through December 31, 2025:

| | Inactive Employees | |
	Gross Loans	Accumulated Amortization
Balance as of December 31, 2024	$ 295	$ (208)
Employee loan payments	—	(29)
Balance as of December 31, 2025	$ 295	$ (237)

Inactive employee loan advance write-downs occur when an employee loan has not been fully repaid and the probability of collection is remote. Inactive employee loan advances are reversed when full payment is received. Included in accumulated amortization for inactive employee loans are payments, write-downs and reversals.

As of December 31, 2025, reserves for inactive employee loan advances were $40.

5. DEFERRED COMMISSIONS

During the year ended December 31, 2025, the Company deferred $13,079 of investment advisory commissions, which were paid to financial advisors, and amortized $11,522 of previously deferred commissions over a twelve-month period. Deferred commission expense and amortization are both recognized in the Statement of Operations as components of employee compensation and benefits expense.

As of December 31, 2025, the Company has $6,362 of deferred commissions reported in the Statement of Financial Condition.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

6.   PREMISES, EQUIPMENT AND SOFTWARE
Premises, equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the assets, typically five to ten years.

	Cost
Building improvements	$ 1,386
Furniture and fixtures	314
Equipment	182
Total premises and equipment	1,882
Less: accumulated depreciation	(904)
Premises and equipment, net	$ 978

As of December 31, 2025, software costs were fully amortized.

7.   LEASES
The Company has an operating lease associated with retail office space with a weighted average remaining lease term of 5.6 years, a weighted average discount rate of 4.0% and options to extend the terms an additional ten years.

At December 31, 2025, leasing costs were $204 for operating costs, $61 for variable costs and $17 for short-term costs. Operating lease costs are recognized on a straight-line basis over the lease term in the Statement of Operations within occupancy and equipment.

At December 31, 2025, lease liabilities maturing under non-cancelable operating leases are presented below for the years ended December 31, except as noted:

2026	$ 18
2027	77
2028	233
2029	239
2030	245
Thereafter	144
Total lease payments	956
Less: interest	(125)
Total lease liability	$ 831

Supplemental information related to the Company's operating lease arrangements, for the year ended December 31, 2025, is presented below:

Cash paid for amounts included in measurement of liabilities:	
Operating cash flows from operating leases	$ 224

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

8. **ACCRUED INCENTIVE COMPENSATION**

As of December 31, 2025, the total accrued amounts under each of the incentive compensation plans are as follows:

Accrued incentive plan	$	17,445
Annual production deferred bonus plan		5,739
Annual bonus plan		3,488
Total	$	26,672

The amounts are included in the Statement of Financial Condition, in the accrued incentive compensation line.

9. **SHARE-BASED COMPENSATION**

The following table presents the activity related to the Company's incentive compensation from CFG share-based awards for the year ended December 31, 2025:

	CFG Shares - Underlying Awards	Weighted Average - Grant Price
Outstanding, January 1, 2025	134,113 $	32.10
Granted	128,837	46.04
Vested and distributed	(7,142)	36.02
Forfeitures	(951)	37.46
Outstanding, December 31, 2025	254,857 $	39.02

For the year ended December 31, 2025, share-based compensation expense was $5,762, which includes $3,265 of accelerated compensation expense associated with qualified employees deemed to be retirement eligible. Total unrecognized compensation expense for non-vested awards was $3,293 as of December 31, 2025. The unrecognized expense is expected to be recognized over a period of approximately three years.

The income tax benefit recognized in earnings based on the share-based compensation expense amounted to $59 for the year ended December 31, 2025.

10. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15-to-1. At December 31, 2025, the Company had net capital of $24,470, which was in excess of the required net capital of $2,178 by $22,292. The Company's ratio of aggregate indebtedness to net capital was 1.34 to 1. Refer to the computation of net capital schedule on page 22 for further details.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

11. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. The Company also files in a number of state jurisdictions on a stand alone basis. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision (benefit) with affiliates by agreement through intercompany accounts.

As of December 31, 2025, the Company's income tax payable to affiliates was $2,128 and a receivable related to state stand alone filings was $164, both included in accrued expenses and other liabilities in the Statement of Financial Condition.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income tax benefit for the year ended December 31, 2025, were as follows:

Current income taxes:		
Federal	$	1,976
State		1,600
Total current income tax expense		3,576
Deferred income taxes:		
Federal		(181)
State		(529)
Total deferred income tax benefit		(710)
Total income tax expense	$	2,866

The reconciliation between the U.S. federal statutory tax rate and the Company's effective tax rate for the year ended December 31, 2025, were as follows:

		Amounts	Rate
U.S. federal statutory tax rate	$	2,016	21.0 %
State and local income taxes, net of federal income tax effect [1]		848	8.9
Non-taxable or non-deductible items:			
Other		1	—
Effective tax rate	$	2,865	29.9 %

[1] - The states that contribute to the majority (greater than 50%) of the tax effect in this category include New York, New York City, Pennsylvania and Rhode Island for 2025.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

For the year ended December 31, 2025, the Company made payments to the Parent related to the following tax jurisdictions:

Federal	$	633
State: [1]		
New York		51
Pennsylvania		(140)
Other		224
Total income taxes paid	$	768

[1] The amount of income taxes paid(received) from a particular jurisdiction is disclosed only for those jurisdictions that meet the 5% disaggregation threshold in a given year. Taxes paid(received) from jurisdictions that do not meet the 5% disaggregation threshold are included in Other.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2025, are as follows:

Deferred tax assets:		
Deferred compensation	$	3,212
State net operating loss carryforwards		787
Accrued expenses not currently deductible		146
Deferred income		83
Total deferred tax assets		4,228
Deferred tax liabilities:		
Depreciation		(743)
Prepaid expenses		(416)
Total deferred tax liabilities		(1,159)
Total deferred tax assets, net	$	3,069

As of December 31, 2025, the Company did not have a valuation allowance against the deferred tax asset.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2022. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax benefit in the Statement of Operations.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2025.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

12. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depend upon the specific nature of the asset and liabilities. The following is a description of the valuation methodologies and summary of assets measured at fair value in the Statement of Financial Condition on a recurring basis at December 31, 2025:

Money Market Mutual Funds - Fair value is determined based upon unadjusted quoted market prices and is considered a Level 1 fair value measurement.

	2025			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets - money market mutual funds	$ 59,763	$ —	$ —	$ 59,763

There were no transfers between Levels 1 and 2 during the year ended December 31, 2025.

For the Company's financial assets and liabilities not measured at fair value, the carrying values reported in the Statement of Financial Condition approximate fair value.

13. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to various claims. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change. Based on information currently available, the advice from legal counsel and the established legal reserves, management believes that the aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial statements.

14. BUSINESS OPERATING SEGMENTS

The Company is engaged in a single line of business offering various investment products which include principal transactions and investment advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who has final authority over resource allocation decisions and performance assessment. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The CODM utilizes net income/(loss) to evaluate the results of the business, primarily in the monthly forecasting process, and to assess the performance of CSI. The CODM additionally utilizes excess net capital, which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

As a single business operating segment, all revenues and significant expense items are outlined in the Statement of Operations. Explanations of the nature of these revenues and expenses can be found in the accompanying footnotes. The CODM does not receive financial information that is more disaggregated than the financial statements contained within this report. Assets provided to the CODM are consistent with those reported on the Statement of Financial Condition.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
(Amounts in thousands, except share data)

15. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2025 through February 23, 2026 and has determined that there are no subsequent events that would require disclosure or adjustment in the financial statements.

SUPPLEMENTAL SCHEDULES

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION OF NET CAPITAL (SCHEDULE H)
AS OF DECEMBER 31, 2025
(IN THOUSANDS)

COMPUTATION OF NET CAPITAL	As Filed
TOTAL STOCKHOLDER'S EQUITY	$ 52,131
DEDUCTIONS AND/OR CHARGES - NON-ALLOWABLE ASSETS	
Firm receivables	8,133
Deferred commissions	6,362
Non-allowable cash	6,266
Income taxes	3,069
Premises and equipment - net	978
Other assets	1,783
Total non-allowable assets	26,591
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	25,540
HAIRCUT ON SECURITIES	(1,070)
NET CAPITAL	$ 24,470
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIREMENT	
(Representing 6-2/3% of aggregate indebtedness)	$ 2,178
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF	
INTRODUCING BROKER/DEALER	$ 100
NET CAPITAL REQUIREMENT	$ 2,178
EXCESS NET CAPITAL	$ 22,292
COMPUTATION OF AGGREGATE INDEBTEDNESS	
AGGREGATE INDEBTEDNESS	$ 32,669
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.34 to 1

Note: The above schedule details the net capital calculation reported in the Company's unaudited FOCUS Report IIA, as of December 31, 2025, which was filed on January 27, 2026.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 (SCHEDULE J)
FOR THE YEAR ENDED DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(ii) of the Rule.

The Company is also exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Indirect Subsidiary of Citizens Financial Group, Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR CUSTOMERS (SCHEDULE M)
FOR THE YEAR ENDED DECEMBER 31, 2025

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to Section (k)(2)(ii) of the Rule.

The Company is also exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

# Citizens
Securities, Inc.™

Exemption Report

Citizens Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year except as described below:

- 532 customer payments for investment purchases were not transmitted to the clearing firm or investment carrier, by noon the following business day, after receipt by Company representatives.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Citizens Securities, Inc.

I, Kevin J. Carvalho, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _(signature)_

_____
Chief Financial Officer
February 23, 2026

Securities, Insurance Products and Investment Advisory Services offered through Citizens Securities, Inc., ("CSI"). CSI is an SEC registered investment adviser and Member – FINRA and SIPC. One Citizens Bank Way, JCB135, Johnston, RI 02919. CSI is an affiliate of Citizens Bank, N.A.

Securities, Insurance Products and Investment Advisory Services are:
· NOT FDIC INSURED · NOT BANK GUARANTEED · MAY LOSE VALUE · NOT A DEPOSIT
· NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

©2023 Citizens Financial Group, Inc. All rights reserved. Citizens is a brand name of Citizens Bank, N.A.

Deloitte.

Deloitte & Touche LLP
115 Federal Street
Boston, MA 02110
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Citizens Securities, Inc.
Johnston, Rhode Island

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Citizens Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the year ended December 31, 2025, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provision and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

February 23, 2026